UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Index

1.	Summary of 2024 Third Quarter Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2024 3Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2024 3Q (Separate)

Summary of 2024 Third Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us,” “the Group” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2024 3Q	2023	2022
Operating income	3,581	3,499	4,431
Net non-operating income (expense)	11	18	55
Income before income tax	3,591	3,517	4,485
Income tax expense	874	891	1,161
Net income	2,717	2,627	3,324
Controlling Interest	2,660	2,506	3,142
Non-controlling Interest	57	121	182

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2024 3Q			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	350,221,938	2.88	70.05	324,824,465	2.83	68.98	313,019,768	1.45	68.21
	Borrowings	28,160,435	4.19	5.63	28,052,983	4.02	5.96	27,296,742	1.99	5.95
	Debentures	42,934,890	4.03	8.59	42,458,653	3.55	9.02	45,945,392	2.26	10.01
	Others	44,002,505	—	8.80	42,829,998	—	9.09	42,537,152	—	9.27
	Total Liabilities	465,319,768	—	93.07	438,166,099	—	93.05	428,799,054	—	93.44
Total Equity		34,667,963	—	6.93	32,708,219	—	6.95	30,082,662	—	6.56
Total Liabilities & Equity		499,987,731	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Type	Managed Item	2024 3Q			2023			2022
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	18,360,557	3.27	3.67	16,692,268	3.26	3.54	16,097,533	1.52	3.51
	Marketable securities	76,339,846	3.67	15.27	75,522,522	3.61	16.04	68,661,882	1.50	14.96
	Loans	358,885,613	4.95	71.78	334,205,508	5.08	70.98	326,710,683	3.73	71.20
	Loans in local currency	308,292,103	4.67	61.66	287,312,990	4.84	61.02	280,414,033	3.53	61.12
	Loans in foreign currency	33,788,510	6.66	6.76	31,215,114	6.64	6.63	30,916,107	4.54	6.74
	Guarantee payments	12,675	1.77	0.00	14,567	2.28	0.00	21,260	2.67	0.00
	Credit card receivables	12,161,632	7.19	2.43	11,215,186	6.85	2.38	10,026,037	7.24	2.18
	Foreign bills bought	4,630,693	5.49	0.93	4,447,651	5.33	0.95	5,333,246	2.58	1.16
	Bad debt expense (Δ)	3,156,769	—	0.63	2,609,403	—	0.55	2,128,867	—	0.46
	Others	49,558,484	—	9.91	47,063,423	—	9.99	49,540,485	—	10.79
Total Assets		499,987,731	—	100.00	470,874,318	—	100.00	458,881,716	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2024 3Q	2023	2022
Equity capital (A)	37,251	34,756	31,404
Risk weighted assets (B)	238,294	219,792	205,307
BIS(Capital adequacy) ratio (A/B)	15.63	15.81	15.30

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2024 3Q figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company		Type	2024 3Q	2023	2022
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	31,837,291	28,237,929	26,119,135
		Risk weighted assets (B)	194,206,194	176,073,743	167,432,214
		Capital adequacy ratio (A/B)	16.39	16.04	15.60
Woori Card Note 3)		Adjusted capital ratio	17.33	16.03	16.54
		Tangible common equity ratio	11.78	10.97	11.28
Woori Financial Capital Note 3)		Adjusted capital ratio	13.98	14.35	13.78
		Tangible common equity ratio	11.49	11.48	10.66
Woori Investment Securities Note 4)		Net capital ratio	2,215.21	—	—
		Debt-to-asset ratio	117.51	—	—
Woori Asset Trust Note 5)		Net operating capital ratio	3,564.66	1,284.26	1,189.77
Woori Asset Management Note 3)		Minimum operating capital ratio	721.61	650.26	681.18
Woori Venture Partners Note 6)		Tangible common equity ratio	92.46	90.82	90.92
Woori Savings Bank Note 7)		BIS Capital adequacy ratio Note 1)	17.76	13.21	18.06
Woori Private Equity Asset Management Note 3)		Minimum operating capital ratio	8,542.36	8,618.79	8,937.76

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2024 3Q figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital, Woori Asset Management and Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and their K-IFRS separate financial statements

Note 4) Woori Investment Securities was established in August 2024 through the merger of Korea Foss Securities and Woori Investment Bank, and its figures were calculated as follows:

•	Net capital ratio = (Net operating capital – gross risks) / required capital x 100 (based on business reports submitted to the Financial Supervisory Service)

•	Debt-to-asset ratio = Real assets / Real debt x 100 (based on K-IFRS consolidated financial statements)

Prior to the merger, in 2022 and 2023, Woori Investment Bank had a BIS capital adequacy ratio of 15.15% and 24.17% respectively, based on K-IFRS consolidated financial statements.

Note 5) Figures for Woori Asset Trust were calculated as follows:

•	Net operating capital ratio = (Net operating capital – subordinated borrowings and etc.) / Gross risks (market risk + credit risk + operational risk) (based on K-IFRS separate financial statements)

Note 6) Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements

Note 7) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
	2024 3Q			2023			2022
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	818,440	4,849	16,878.5	111,895	8,155	1,372.1	316,876	7,656	4,138.9
Woori Card Note 2)	9,029,853	3,464,038	260.7	9,119,265	2,454,480	371.54	8,282,745	1,832,484	452.0
Woori Financial Capital Note 2)	1,995,988	1,570,877	127.1	1,919,083	1,245,067	154.1	2,468,298	1,205,067	204.8
Woori Investment Securities Note 2)	5,759,686	3,413,025	168.8	4,032,290	1,926,080	209.4	3,128,499	1,802,149	173.6
Woori Asset Trust Note 2)	312,112	6,918	4,511.4	171,860	18,555	926.2	232,036	32,755	708.4
Woori Savings Bank Note 2), Note 3)	487,040	363,950	133.82	434,495	231,003	188.09	534,678	384,493	139.1
Woori Venture Partners Note 2)	161,039	21,732	741.0	103,367	7,210	1,433.6	109,432	10,707	1,022.1
Woori Private Equity Asset Management Note 2)	25,482	1,221	2,087.0	27,506	2,396	1,147.8	23,226	1,897	1,224.4

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2024 3Q			2023			2022
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Securities Note 1)	2,259	277	815.10	9,450	7,362	128.36	65,102	63,365	102.74

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios (LCR)

				(unit: %)
Name of Company	Type	2024 3Q	2023	2022
Woori Bank	Liquidity coverage ratio Note 1)	102.63	101.26	102.40
	Foreign currency liquidity coverage ratio Note 2)	153.55	162.75	143.11
	Ratio of business purpose premises and equipment	9.46	10.20	11.04

Note 1) The LCR is calculated as the average of daily ratios during the applicable period (same as the calculation method used for business disclosures). The applicable LCR requirements for banks were 97.5%, 95.0%, and 92.5% as of September 30, 2024, December 31, 2023, and December 31, 2022, respectively.

Note 2) The foreign currency LCR is calculated based on averages of the amount of each category (same as the calculation method used for business disclosures). The applicable foreign currency LCR requirements for banks were 80% for all applicable periods.

c.	Profitability Ratio

Type	2024 3Q		2023		2022
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.71	11.05	0.54	8.65	0.70	12.21
Excluding non-controlling interests	0.69	10.82	0.52	8.25	0.66	11.54

Note 1) On an annualized basis based on the applicable standards for business reports submitted to the Financial Supervisory Service.

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, %)
Type	2024 3Q	2023	2022
Total loans	397,346	365,780	343,821
Substandard and below loans	2,176	1,357	1,082
Substandard and below loans ratio	0.55	0.37	0.31
Non-performing loans	1,772	1,299	997
NPL ratio	0.45	0.36	0.29
Substandard and below coverage ratio (A/B)	152.4	220.1	217.6
Loan loss reserve (A)	3,317	2,986	2,354
Substandard and below loans (B)	2,176	1,357	1,082

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: %)
Type	2024 3Q			2023			2022
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.21	0.17	270.23	0.18	0.17	320.84	0.19	0.16	263.43
Woori Card	1.47	—	105.13	0.97	—	104.92	0.80	—	104.92
Woori Financial Capital	2.13	—	108.36	2.37	—	113.21	1.22	—	198.56
Woori Investment Securities	6.51	—	79.37	0.55	0.55	578.29	0.63	0.58	151.81
Woori Asset Trust	76.38	—	—	32.11	—	—	32.23	—	—
Woori Savings Bank	11.19	—	62.32	3.53	—	101.66	3.22	—	97.54

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) The 2023 and 2022 figures for Woori Investment Securities represent the figures for Woori Investment Bank figures. Woori Investment Securities was established in August 2024 through the merger of Korea Foss Securities and Woori Investment Bank.

Note 3) Figures for Woori Savings Bank are based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2024 3Q	2023	2022
ASSETS
Cash and cash equivalents	33,485,919	30,556,618	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”)	22,124,297	21,544,756	19,860,573
Financial assets at fair value through other comprehensive income	36,699,049	37,891,495	33,085,080
Securities at amortized cost	19,169,176	23,996,172	28,268,516
Loans and other financial assets at amortized cost	420,559,585	373,148,148	355,760,729
Investments in joint ventures and associates	1,843,741	1,795,370	1,305,636
Investment properties	438,753	472,768	387,707
Premises and equipment	3,385,919	3,176,759	3,142,930
Intangible assets and goodwill	1,067,763	996,842	849,114
Assets held for sale	48,022	20,345	13,772
Net defined benefit asset	104,419	240,260	319,280
Current tax assets	64,227	203,542	53,274
Deferred tax assets	69,078	93,366	109,299
Derivative assets (designated for hedging)	69,673	26,708	37,786
Other assets	4,575,576	3,841,787	3,061,552

Total assets	543,705,197	498,004,936	480,474,396

LIABILITIES
Financial liabilities at FVTPL	5,562,845	6,138,313	8,952,399
Deposits due to customers	383,063,074	357,784,297	342,105,209
Borrowings	31,496,518	30,986,746	28,429,603
Debentures	46,702,167	41,239,245	44,198,486
Provisions	621,504	806,031	545,865
Net defined benefit liability	7,175	6,939	35,202
Current tax liabilities	336,849	103,655	843,555
Deferred tax liabilities	672,961	470,311	31,799
Derivative liabilities (designated for hedging)	91,960	153,007	202,911
Other financial liabilities	38,107,983	26,115,005	22,811,868
Other liabilities	839,756	803,897	690,157

Total liabilities	507,502,792	464,607,446	448,847,054

EQUITY
Owners’ equity:	33,752,942	31,666,881	28,761,897
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	3,910,294	3,611,129	3,112,449
Capital surplus	935,620	935,563	682,385
Other equity	(1,534,504)	(1,668,957)	(2,423,392)
Retained earnings	26,638,856	24,986,470	23,750,152
Non-controlling interests	2,449,463	1,730,609	2,865,445

Total equity	36,202,405	33,397,490	31,627,342

Total liabilities and equity	543,705,197	498,004,936	480,474,396

Number of Consolidated Subsidiaries (excluding holding company)	188	179	167

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2024 3Q	2023 3Q	2023	2022
Operating income	3,581,030	3,365,684	3,499,029	4,430,524
Net interest income	6,614,592	6,599,947	8,742,540	8,696,579
Net fees and commissions income	1,586,802	1,277,648	1,720,481	1,710,170
Dividend income	203,493	152,758	240,293	159,982
Net gain or loss on financial instruments at FVTPL	782,001	704,326	488,486	238,502
Net gain or loss on financial assets at FVTOCI	81,727	(1,868)	(37,641)	(21,498)
Net gain or loss arising on financial assets at amortized cost	265,129	170,754	203,942	74,204
Impairment losses due to credit loss	(1,253,770)	(1,078,580)	(1,894,916)	(885,272)
General and administrative expenses	(3,158,105)	(3,055,487)	(4,443,433)	(4,529,890)
Other net operating expenses	(1,540,839)	(1,403,814)	(1,520,723)	(1,012,253)

Non-operating income	10,539	29,628	18,424	54,850

Net income before income tax expense	3,591,569	3,395,312	3,517,453	4,485,374

Income tax expense	(874,171)	(863,384)	(890,559)	(1,161,392)

Net income	2,717,398	2,531,928	2,626,894	3,323,982

Net income attributable to owners	2,659,867	2,438,182	2,506,296	3,141,680
Net income attributable to the non-controlling interests	57,531	93,746	120,598	182,302

Other comprehensive income (loss), net of tax	131,758	496,607	663,537	(239,819)

Items that will not be reclassified to profit or loss	(140,526)	194,164	122,334	216,767
Items that may be reclassified to profit or loss	272,284	302,443	541,203	(456,586)

Total comprehensive income	2,849,156	3,028,535	3,290,431	3,084,163

Comprehensive income attributable to the owners	2,785,167	2,923,229	3,164,464	2,909,053
Comprehensive income attributable to non-controlling interests	63,989	105,306	125,967	175,110
Net income per share:
Basic and diluted loss per share (in Korean Won)	3,424	3,204	3,230	4,191

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	2024 3Q	2023	2022
ASSETS
Cash and cash equivalents	264,553	289,507	313,361
Financial assets at fair value through profit or loss	—	—	689
Financial assets at fair value through other comprehensive income	551,251	539,709	312,771
Loans and other financial assets at amortized cost	1,377,310	1,104,815	2,041,877
Investments in subsidiaries	24,200,367	23,670,476	22,394,915
Premises and equipment	3,438	6,609	11,052
Intangible assets	3,495	4,052	4,859
Net defined benefit asset	—	3,941	5,947
Current tax assets	33,122	158,951	14,350
Deferred tax assets	4,432	7,478	13,433
Other assets	155,982	484	322

Total assets	26,593,950	25,786,022	25,113,576

LIABILITIES
Debentures	1,737,746	1,587,659	1,447,762
Provisions	1,241	1,227	487
Net defined benefit liability	1,096	—	—
Current tax liabilities	285,509	32,125	721,795
Other financial liabilities	122,053	163,621	46,039
Other liabilities	859	392	591

Total liabilities	2,148,504	1,785,024	2,216,674

EQUITY
Capital stock	3,802,676	3,802,676	3,640,303
Hybrid securities	3,910,084	3,610,953	3,112,273
Capital surplus	11,120,236	11,120,236	10,909,281
Other equity	(1,805)	(7,871)	(26,186)
Retained Earnings	5,614,255	5,475,004	5,261,231

Total equity	24,445,446	24,000,998	22,896,902

Total liabilities and equity	26,593,950	25,786,022	25,113,576

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	2024 3Q	2023 3Q	2023	2022
Operating income:	1,144,086	1,436,887	1,424,670	1,185,627
Net interest expense	6,329	23,246	27,495	(5,030)
Interest income	42,235	49,360	64,592	25,614
Interest expense	(35,906)	(26,114)	(37,097)	(30,644)
Net fees and commissions loss	(13,312)	(13,466)	(20,097)	(15,059)
Fees and commissions income	1,219	1,197	1,625	1,596
Fees and commissions expense	(14,531)	(14,663)	(21,722)	(16,655)
Dividend income	1,202,111	1,476,550	1,482,956	1,272,393
Net gain or loss on financial instruments at FVTPL	—	2,023	2,023	1,018
Reversal of (Provisions for) impairment losses due to credit loss	6	(703)	(348)	(244)
General and administrative expenses	(51,048)	(50,763)	(67,359)	(67,451)
Non-operating income (expense)	(161)	26	(1,043)	(1,363)
Net income before income tax expense	1,143,925	1,436,913	1,423,627	1,184,264
Income tax benefit (expense)	(435)	271	881	(1,015)

Net income	1,143,490	1,437,184	1,424,508	1,183,249

Other comprehensive income (loss), net of tax	7,283	8,299	18,916	(22,312)
Items that will not be reclassified to profit or loss	7,283	8,299	18,916	(22,312)
Net gain or loss on valuation of equity securities at FVTOCI	8,496	8,860	19,789	(24,676)
Remeasurement of the net defined benefit liability	(1,213)	(561)	(873)	2,364

Total comprehensive income	1,150,773	1,445,483	1,443,424	1,160,937

Net income per share:
Basic and diluted income per share (in Korean Won)	1,375	1,832	1,754	1,499

3.	Dividend Information

Items		2024 3Q	2023	2022
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		2,659,867	2,506,296	3,141,680
Earnings per share (Won)		3,424	3,230	4,191
Total cash dividends (Millions of Won)		400,970	747,302	822,706
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		15.07	29.82	26.19
Cash dividend yield (%)	Common Shares	3.4	6.7	8.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	540	1,000	1,130
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) The dividends for 2024 3Q include first, second, and third quarter dividends of Won 133,657 million (Won 180 per share) each. The dividends for the third quarter of 2024 were decided through a board resolution on October 18, 2024.

Note 2) The dividends for FY2023 include second quarter dividends of Won 130,748 million (Won 180 per share) and third quarter dividends of Won 135,341 million (Won 180 per share)

Note 3) The dividends for FY2022 include an interim dividend of Won 109,209 million (Won 150 per share)

Note 4) The above cash dividend yield is calculated as the percentage of dividend per share to the arithmetic average price formed in the stock market during the past week, starting from two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2024 3Q	2023	2022
Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, KPMG Samjong Accounting Corp. has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2023, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2024 3Q	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,037 million	9,930 hours	KRW 583 million	5,869 hours
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

None.

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2024 3Q	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2024)	KRW 2,015 million
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2023 3Q	March 31, 2024	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2024 ~ June 2, 2025	KRW 68 million
2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million

Note 1) Fee excludes VAT

V.	Corporate Governance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2024			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	43,990,091	5.85	44,690,661	6.02	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	25,040,007	3.33	20,182,543	2.72	—
Total		Common	69,030,098	9.18	64,873,204	8.74	—
		Others	—	—	—	—	—

b.	Changes in the largest shareholder

As of September 30, 2024	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and 1 other	71,346,178	9.80	Purchased 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% shares already held) Note 1)

Note 1) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

2.	Stock Price and Stock Market Performance

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

VII.	Directors and Employee Information

1.	Directors and Executives

As of September 30, 2024
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019	Note 2)
Outside Director	Registered	Su-Young Yun	—	March 24, 2023	Note 2)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022	Note 2)
Outside Director	Registered	Sung-Bae Ji	—	March 24, 2023	Note 2)
Outside Director	Registered	Eun-Ju Lee	—	March 28, 2024	Note 1)
Outside Director	Registered	Sunyoung Park	—	March 26, 2024	Note 1)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022	February 10,2025
Deputy President	Non-Registered	Gwang-Ik Jang	1,200	April 3, 2023	April 2, 2025
Deputy President	Non-Registered	Il-Jin Ouk	4,000	December 8, 2023	November 30, 2024
Deputy President	Non-Registered	Jang-Keun Park	2,000	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Jung-Soo Lee	6,890	December 8, 2023	March 6, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	7,492	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Yoon-Hong Song	—	December 8, 2023	November 30, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023	July 4, 2026
Managing Director	Non-Registered	Hae-Kwang Lee	—	December 8, 2023	December 22, 2024

Note 1) Until the end of the annual general meeting of shareholders for FY2025.

Note 2) Until the end of the annual general meeting of shareholders for FY2024.

Note 3) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 4) Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

3.	Directors’ Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

4.	Stock-based Compensation

This section has been omitted for quarterly business reports, pursuant to revised Korean regulations. For information on this section, please refer to the Form 6-K furnished to the Securities and Exchange Commission on August 14, 2024 under the title “Summary of 2024 First Half Business Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: November 14, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President